PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS [redacted]
Greece

BY COURIER

No/Date : ΓΔΙ : 864 | 17-12-04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 1/4

Enclosure

- A statement regarding Press Comment (PPC S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Regarding today's press release of DG Internal Market of the European Commission for the Internal Market, concerning the Greek Republic's breach of obligations that arise from article 14 of Directive 96/92/EC, we would like to state the following:

1. The violation attested by the Commission, according to what was mentioned in the reasoned opinion, is based on the omission of the Public Power Corporation (PPC S.A.) to publish separate annual accounts, for the activities of lignite mining and electricity generation, an obligation which is imposed (according to what is mentioned by the Committee) by the purpose of the provision, that is to avoid discrimination, cross subsidisation and distortion of competition.

Both PPC S.A. and the Greek Authorities had repeatedly maintained, without this being accepted by the E.C., that lignite mining is a phase of the electricity generation activity and that the Directive does not imply any obligation to publish *separate* accounting reports for each separate activity of the Corporation; consequently, this also applies to lignite mining.

2. Directive 96/92/EC contains in paragraph 1 of article 14, an explicit obligation of publishing only the annual statements, whereas concerning separate accounts, paragraph 3 creates an obligation to maintain such accounts in the internal accounting ("integrated electricity undertakings shall in their internal accounting, keep separate accounts for their of generation, transmission and distribution activities ...").

As already made known to the Commission, through its correspondence with the Greek Authorities, PPC was keeping separate accounting information

about the lignite mining, within its internal accounting. This information had already been provided to the Regulatory Authority for Energy (RAE), since July 2003, and it was also submitted officially during the hearing process, of PPC in front of RAE, on the 15th of March 2004.

According to PPC 's view, any given interpretation **cannot overturn the letter of the interpreted regulation**, so as to demand the publication of unbundled annual statements, of separate activities of the Company.

3. **In any case, irrespective of the above, we wish note that the Company has *already* published, after the auditing and the approval of its annual statements (as provided by the existing institutional framework), an annex to its annual statements, comprising balance-sheets and profit and loss accounts for its separate activities (mining, generation, distribution, transmission) for its first bi-annual financial period 2001 – 2002, as well as the 2003 financial year, to the competent Public Authorities, as stipulated by regulations concerning annual statements, Law N.2190/20 (on societe's anonymes).**

Athens, 16th of December 2004

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/DI 864 | 17-12-04

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose:

- A statement regarding Press Comment (PPC S.A.)

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure

- A statement regarding Press Comment (PPC S.A.)

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

Regarding today's press release of DG Internal Market of the European Commission for the Internal Market, concerning the Greek Republic's breach of obligations that arise from article 14 of Directive 96/92/EC, we would like to state the following:

1. The violation attested by the Commission, according to what was mentioned in the reasoned opinion, is based on the omission of the Public Power Corporation (PPC S.A.) to publish separate annual accounts, for the activities of lignite mining and electricity generation, an obligation which is imposed (according to what is mentioned by the Committee) by the purpose of the provision, that is to avoid discrimination, cross subsidisation and distortion of competition.

   Both PPC S.A. and the Greek Authorities had repeatedly maintained, without this being accepted by the E.C., that lignite mining is a phase of the electricity generation activity and that the Directive does not imply any obligation to publish *separate* accounting reports for each separate activity of the Corporation; consequently, this also applies to lignite mining.

2. Directive 96/92/EC contains in paragraph 1 of article 14, an explicit obligation of publishing only the annual statements, whereas concerning separate accounts, paragraph 3 creates an obligation to maintain such accounts in the internal accounting ("integrated electricity undertakings shall in their internal accounting, keep separate accounts for their of generation, transmission and distribution activities ...").

   As already made known to the Commission, through its correspondence with the Greek Authorities, PPC was keeping separate accounting information

about the lignite mining, within its internal accounting. This information had already been provided to the Regulatory Authority for Energy (RAE), since July 2003, and it was also submitted officially during the hearing process, of PPC in front of RAE, on the 15th of March 2004.

According to PPC 's view, any given interpretation **cannot overturn the letter of the interpreted regulation**, so as to demand the publication of unbundled annual statements, of separate activities of the Company.

3. **In any case, irrespective of the above, we wish note that the Company has *already* published, after the auditing and the approval of its annual statements (as provided by the existing institutional framework), an annex to its annual statements, comprising balance-sheets and profit and loss accounts for its separate activities (mining, generation, distribution, transmission) for its first bi-annual financial period 2001 – 2002, as well as the 2003 financial year, to the competent Public Authorities, as stipulated by regulations concerning annual statements, Law N.2190/20 (on societe's anonymes).**

Athens, 16th of December 2004